FIRST AMENDMENT TO
                            FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF
                            SECURITIES
                    OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     1st Internet Group, Inc.
          (Name of Small Business Issuer in its charter)


Florida                                  65-0890599
(State or other jurisdiction of         (I.R.S. employer
incorporation or organization)          identification
                                            number)


5883 Lake Worth Road, Lake Worth, Florida         33463
(Address of principal executive offices)        (Zip Code)

Issuer's Telephone Number:      (561) 642-2811

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:  n/a

Name of exchange on which each class is to be registered:  n/a

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.01 per share

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                        TABLE OF CONTENTS

                                                  Page No.

Part I
     Item 1.  Description of Business                3
     Item 2.  Management's Discussion and Analysis   11
     Item 3.  Description of Property                20
     Item 4.  Security Ownership of Certain
              Beneficial Owners and Management       21
     Item 5.  Directors, Executive Officers,
              Promoters and Control Persons          22
     Item 6.  Executive Compensation                 23
     Item 7.  Certain Relationships and Related
              Transactions                           24
     Item 8.  Description of Securities              25

Part II
     Item 1.  Market for Common Equity and Related
              Stockholder Matters                    25
     Item 2.  Legal Proceedings                      26
     Item 3.  Changes In and Disagreements with
              Accountants                            26
     Item 4.  Recent Sales of Unregistered
              Securities                             26
     Item 5.  Indemnification of Directors and
              Officers                               26

Part F/S                                             27

Part III
     Item 1.  Index to Exhibits                      45
     Item 2.  Description of Exhibits                45

Signatures                                           45

                              PART I

ITEM 1.  DESCRIPTION OF BUSINESS

General
-------

     1st Internet Group, Inc. ("1st Internet" or "Company" or "Registrant") was formed on November 23, 1998 as a Florida corporation. On February 25, 1999, the Company became a holding company by acquiring all of the outstanding stock of three operating companies: 1st Discount Brokerage, Inc. ("First Brokerage"), 1st Discount Insurance, Inc. ("First Insurance"), and Corporate Accounting Group, Inc. ("First Accounting"). All three subsidiaries are Florida corporations. First Brokerage was incorporated under the name Discount Institutional Brokerage, Inc. on July 14, 1995. On July 25, 1995, Discount Institutional Brokerage, Inc. changed its name to Fidelity Discount Investments, Inc. On August 4, 1995, Fidelity Discount Investments, Inc. changed its name to the present name of 1st Discount Brokerage, Inc. First Insurance was incorporated on January 3, 1996 and First Accounting was incorporated on January 22, 1991.

     First Brokerage is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"). First Brokerage is currently licensed in 48 states and is pending registration in Minnesota and Hawaii. We will not be able to conduct business with residents in Minnesota and Hawaii until we become registered in these states. We project registration in Minnesota within one month. We have not had any online requests for residents in Hawaii to open an account and, therefore, have not pursued this registration with a sense of urgency. First Brokerage provides retail discount securities brokerage and related investment/portfolio management counseling services. First Brokerage makes extensive use of a variety of electronic media, including the Internet, to service individual investors throughout the United States and internationally. First Brokerage has an international office located in Munich, Germany.

     First Insurance provides annuity and life insurance products to complement and augment the needs of brokerage and non-brokerage clientele.

     First Accounting is an accounting and tax preparation company servicing the needs of brokerage and insurance clientele.

First Brokerage
---------------

     Historically, investors could access the financial markets only through full-commission brokers, who would offer investment advice and execute trades. The deregulation of brokerage commissions in 1975 engendered discount brokerage firms, which charge a lesser commission for a transaction. The recent emergence of electronic brokerage services further reduces the costs associated with the human interaction required by full-commission and discount brokerage firms.


First Brokerage Products and Services
=====================================

     First Brokerage makes extensive use of a variety of electronic media, including the Internet, in order to service individual investors throughout the United States and internationally. First Brokerage is able to execute securities transactions efficiently at a relatively low cost. First Brokerage provides execution services for stocks, mutual funds, options and bonds through these means. First Brokerage's services include fully automated stock, option and mutual fund order processing via personal computer or touch-tone telephone, as well as through traditional brokers of the Firm. Customers are able to track their online investment portfolio and access financial market news and information. All records are maintained on one centralized system, so that customers have access to current account information regardless of which medium they use.

     While the market is currently demonstrating rapid account growth in the near future, it is unlikely to continue indefinitely. Management expects that this factor will eventually put pressure on customer acquisition costs, retention efforts, and pricing. In addition, the expansions of full service financial firms to the Internet pose a serious market threat to the smaller independent firms. Firms with a broad base of revenue will be at a definite competitive advantage on both advertising and pricing fronts.

     Management intends to use the Internet to expand business. First, it improves client/broker relations by increasing the efficiency of trading. Second, the Internet provides convenience for a new base of clientele looking to use the Web as the sole vehicle for trade. Finally, the web-site offers a strategic marketing tool for business expansion and name recognition.

     Trading, administrative and technical support services for all levels of online service are among First Brokerage's highest priorities. First Brokerage believes that providing an effective customer service team is critical to success. Live customer support is available 10 hours a day from 8:00am to 6:00pm Eastern time, Monday through Friday. First Brokerage currently employs 17 registered representatives to execute customer orders, research past trades, discuss account information and provide detailed technical support. First Brokerage does not hold any funds or securities of its clients, nor does it directly execute and process either its own or its customers' securities transactions. Since December 1998, First Brokerage has cleared all transactions for its customers on a fully-disclosed basis through U.S. Clearing Corporation.

Online Trading Industry Overview
================================

     Online trading is the fastest growing segment of the brokerage industry and is expected to continue to grow significantly. In a report dated March 11, 1999, Forrester Research, Inc., an independent research firm, estimated that during 1998 the number of North American households investing online nearly doubled, reaching just under 2.4 million by the start of 1999. They also estimate that the number of investors will increase to 4.3 million by the end of 2000. The year-end estimate was surpassed in April of 1999. In addition, recent predictions foretell the Internet will account for 60% of commissioned discount brokerage trading, approximately $2.2 billion, by the year 2001. In 1996, Internet commissions accounted for only 15% of the market, or $268 million dollars.

     Jupiter, a new media research firm that focuses on how the Internet and other technologies are changing traditional consumer industries, estimates that online trading households will reach 31 percent of the personal investing market by the year 2002.

     First Brokerage's network comprises a series of servers, routing and Internet networking equipment, workstations, software support clusters and firewall management systems. Any computer that can connect to the Internet can connect to First Brokerage's system.

Key Market Drivers
==================

     Management believes that the success of the online trading industry will be driven by five factors: a reduction in trading friction (described below), the exponential growth of the World Wide Web, the increase in consumer comfort with electronic commerce, a recent shift in discount brokerage channels, and rising investor participation and autonomy.

o There have traditionally been a number of factors that have made investing difficult for individual consumers. This friction has historically been created by high commission costs, lack of information, and investors' inability to control their investment decisions. The Internet has helped to reduce these frictions

o The continued growth of the World Wide Web has been overwhelmingly positive. International Data Corp predicts that by 2001 there will be 227.7 million WEB subscribers.
     In addition to the growth in usage, people are spending on average 245 minutes online a month. This implies that there is going to be a significant customer base for online brokerage corporations as more consumers come online and view the Internet as an increasingly important tool.

o Increasing consumer comfort with electronic commerce has developed a convenient marketplace for commercial trade and business transactions. Piper Jaffray Equity Research estimates that there has been a sharp rise in consumer purchases from 19% in May of 1997 to 40% in May of 1998. Moreover, 40% of WEB users seek investment information on the WEB, while only 15% actually make a purchase. As people gain a stronger sense of security for their investments, management believes that the consumer purchasing trend will transcend into the online investment industry.

o As evidenced by the recent experiences of many traditional discount brokerages like Schwab and Waterhouse, the Internet is a very attractive new service to offer existing customers. The Internet's tremendous convenience, low cost, and wealth of research information naturally provides an arena for discount brokerage customers.

o The increase in investment autonomy displayed in the rise of IRAs, 401Ks, and employee stock ownership plans, combined with a strong market, have made significant contributions to the interest and participation of individuals in the market. In particular, the 401K plans have forced investors to actively overview their personal retirement funds. In addition, the strong market makes an influential appeal for stock-options as employment compensation.

     Management believes that these five trends will create an environment where success begets success, resulting in greater activity.

Internet Trading Misconceptions
===============================

     Management believes that the combination of industry-wide advertising and the lack of individual-investment knowledge have created a trend to promote "get rich quick" schemes. Investors who are uninformed about recent market movements and biases can be at great financial risk. In addition, the lack of personal communication between First Brokerage and clientele yield a missed opportunity to dispel the online trading myths. While management attempts to correct this industry-wide dilemma by offering answers to frequently asked questions at our web-site, it is relatively impossible to personalize service and amply respond to all customer difficulties.

     Moreover, the notion of an instantaneous trade via the Internet is flawed as well. When any trade is placed over the Internet, it must be routed to First Brokerage's server, the broker then places the order and it is subsequently routed to a clearing firm. During peak trading hours, which are times of market volatility, it is customary for multiple trades to be placed and therefore delay the transaction process. Currently, First Brokerage makes every effort to place trades as quickly as possible after receipt of the order. However, First Brokerage cannot guarantee that every trade will be placed at the exact moment the client places the order. First Brokerage's current Internet transaction period is averaging less than 30 seconds to complete a trade. Management is continuing to develop and utilize new strategies to make the process more efficient.

     Internet investors who trade on margin and do not have a comprehensive knowledge of its procedures are an added risk to First Brokerage. If the asset an investor purchases depreciates or a margin call is placed, uninformed investors who have lost capital are a potential liability to the reputation of the firm. While First Brokerage assumes the investors who trade on margin understand the process, management is working to revise its web-site to better explain the regulations and risks involved.

     Additionally, the possibility of opening a trading venue to daytime gamblers has become a plausible concern for First Brokerage. While management stresses a comprehensive screening process to attempt to alleviate this situation, the get rich quick schemes as mentioned above promote this arena. We will continue to improve our application process, and work with our clients to ensure they are aware of their fiscal predicaments.

     In addition to the above, many firms are facing misconception issues with clients regarding the availability of initial public offerings (IPOs). First Brokerage does not offer
IPOs to it clients and therefore is not faced with this additional risk.

Governmental Regulation
=======================

     The securities industry is subject to extensive regulation under federal and state law. The SEC is the federal agency responsible for administering the federal securities laws. In general, broker-dealers are required to register with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). First Brokerage is a broker-dealer registered with the SEC. Under the Exchange Act, every registered broker-dealer that does business with the public is required to be a member of and is subject to the rules of the NASD. The NASD has established Conduct Rules for all securities transactions among broker-dealers and private investors, trading rules for the over-the-counter markets, and operational rules for its member firms. The NASD conducts examinations of member firms, investigates possible violations of the federal securities laws and its own rules, and conducts disciplinary proceedings involving member firms and associated individuals. The NASD administers qualification testing for all securities principals and registered representatives for its own account and on behalf of the state securities authorities.

     First Brokerage is also subject to regulation under state law. An amendment to the federal securities laws prohibits the states from imposing substantive requirements on broker-dealers which exceed those imposed under federal law. However, the recent amendment does not preclude the states from imposing registration requirements on broker-dealers that operate within their jurisdiction or from sanctioning these broker-dealers for engaging in misconduct.

Internet Regulation
===================

     Due to the increasing popularity of the Internet, various regulatory authorities are considering laws and/or regulations with respect to online services covering issues such as user privacy, pricing, content copyrights, and quality of services. In addition, the growth and development of the market for online commerce may prompt more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. Furthermore, the applicability of existing laws to the Internet and other online services in various jurisdictions is uncertain. Finally, as the Company's services are available over the Internet in multiple states and foreign countries, these jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in each such state and foreign country. New legislation or the application of laws and regulations from jurisdictions to First Brokerage or online services could harm our business.

Competitive Assessment
======================

     First Brokerage competes against full-commission and discount brokerage firms, as well as against financial institutions, mutual fund sponsors and other organizations, many of which are significantly larger than First Brokerage. Among such competitors are E*Trade Group Inc., Charles Schwab & Co. Inc., Quick & Reilly Inc., Waterhouse Securities Inc., Fidelity Brokerage Services Inc., and Datek Securities Corporation. Management believes that such success will continue to attract additional competitors such as banks, insurance companies, providers of online financial and information services, and others as they expand their product lines.

     The market for electronic brokerage services is intensely competitive, rapidly changing and has few barriers to entry. First Brokerage can compete on the basis of speed and accuracy of order execution, processing and confirmation, quality of client service, ease of use, amount and timeliness of information provided and price and reliability of trading systems utilizing its electronic brokerage service.

     First Brokerage differentiates itself from its competitors in three core areas:

          Value - First Brokerage's mission is to bring full financial services, which includes traditional and online brokerage services, to clients. To accomplish this, First Brokerage focuses on providing value added, long-term, professional common sense personal financial planning by using all of the Company's resources, which include tax preparation, general accounting and insurance services to augment the brokerage services. To our knowledge none of our competitors offer this complete financial service package through wholly owned subsidiaries of one company at a common location.

          Customer Service - simply put, the customer comes first. First Brokerage's commitment to fairness is the cornerstones of its foundation and structure. Furthermore, First Brokerage's expectations are to exceed customers' objectives. This policy stands at the forefront of the Company's daily activities.

          Quality Personnel - The Company has developed a proprietary 1st STEP(trademark) program that provides the inexperienced investor with an interpersonal tutorial to the financial marketplace. Each financial consultant goes through a rigorous training program for one year. Obtaining securities and insurance licensing is mandated for all financial consultants. Subsequent training through in-firm programs and occasional outside consultants in securities fundamentals, financial planning, selling, marketing and administrative activities insures First Brokerage's professionals are abreast of the current events that could impact the securities industry.

Aggregation Strategy
====================

     Along with internal, external, domestic, and international expansion, First Brokerage expects to achieve growth through individual and cooperative alliances. More importantly, management of the Company expects that accretive acquisitions will be pursued vigorously to acquire large blocks of incremental market share. This aggregation strategy, along with new branch office openings, will permit significant economies of scale to further enhance net profitability.

     First Brokerage's strategy to expand into international markets stems from the ability to provide international customers access to U.S. financial market data and to offer electronic execution services for foreign markets.

Marketing and Sales Plan
========================

     The Company intends to employ marketing initiatives to bring greater brand name recognition to its products and services. These initiatives may include promotional expenditures on television, newspaper, and Internet portal entry points. At this point, no material expenditures are anticipated.

Dependence on Three Major Customers
===================================

     First Brokerage has maintained a branch office in Germany for two years. The branch manager of the German office serves as a director of 1st Internet Group, Inc. Our branch in Germany has three major customers, one of which has an eight year brokerage relationship with the branch manager, and the other two both have six year brokerage relationships with the branch manager. The Company relies heavily upon the relationship with its three major customers. At this time, there are no known trends, events or uncertainties have a material impact on our business. However, in the unforeseen event that the Company loses any of these clients or the branch manager, the Company's short-term profitability would be materially impacted as the aforementioned clients have accounted for virtually all of the firm's net income. First Brokerage receives approximately 80% of its gross commission from three institutional clients in Germany. These clients accounted for $3,925,551 of the total gross commission collected by First Brokerage in the first three quarters.

First Accounting
----------------

Our Business
============

     First Accounting primarily provides bookkeeping and tax preparation services to small businesses and individual clients. Management recognizes that clients desire a certainty about their financial planning stratagem. Management believes that the financial relationship between First Brokerage, First Accounting and First Insurance gives us a competitive edge by offering a complete financial services experience. The Company provides clients with an opportunity to invest in brokerage-related services and insurance policies.

     In addition, management believes that bookkeeping is an under-appreciated sector of the market. The Internet has revolutionized the communication process by providing an efficient and secure method for the transfer of documentation. We believe that this will facilitate the bookkeeping industry as people search for a convenient method to report transactions.

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Market and Strategic Overview
=============================

     The Company believes that most Americans require tax preparation services. Segmented firms have historically supplied different financial sectors, but the Company believes that the current trend toward multi-service firms will enable First
Accounting to attract more clients for its full range of services.

     Management of First Accounting also believes that as people continue to look for more convenient and efficient ways to transfer documentation, the Internet provides efficient means for the movement of this information as compared to traditional methods (i.e. mail). Moreover, the power of e-mail promotes the infrastructure of the Web, eliminating the meticulous nature of copying paperwork. Coupling these factors, we believe people will begin to seek record keeping services over the Internet. This industry is very early in its development and we expect it to grow as convenience becomes even more of a commodity.

Key Market Drivers
==================

     The primary market driver for accounting is in the financial service industry. As more planning becomes eminent in the development of individual financial futures, the tax preparation and bookkeeping sectors will continue to grow. The accounting industry functions around this premise and relies solely upon it. As people look to the Internet as the future commercial tool, management believes there will be a growing demand for Internet bookkeeping and preparation services.

Competitive Assessment
======================

     The income tax preparation and financial planning services industry is highly competitive. First Accounting's competitors include companies specializing in income tax preparation as well as companies that provide general financial services. Many of these competitors, which include H + R Block Inc., HD Vest Inc., Jackson Hewitt Tax Service Inc. and Triple Check Income Tax Service Inc. in the tax preparation field and many well-known brokerage firms in the financial services field, have significantly greater financial and other resources than the Company.

     The Company believes that the primary elements of competition are the quality of service, fair pricing and convenience due to location and web presence. Based on management's experience and the Company's success to date, we believe that we can effectively compete in this market with respect to these factors.

First Insurance
---------------

Our Business
============

     First Insurance was formed to complement the full range of financial services offered by the Company and its subsidiaries. The agents, who are licensed insurance brokers and employees of the firm, sell life, health and annuity policies for insurance firms and are paid a commission by the policy provider for the sale. There are no financial liabilities as First Insurance acts solely as an agent for policy providers underwriting these policies. First Insurance has a relatively insignificant role in the daily operations of the Company and its financial condition. The commissions on insurance sales account for approximately .5% of the Company's total revenues.

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Market and Strategic Overview
=============================

     The insurance sector of the financial services industry has consistently been a stable fiscal element. While First Insurance is an agent for alternative policy providers, it prides itself on ensuring clients the best possible and most reasonable solution for their personal financial needs. Long term investment plans, financial security, and financial relief in the case of emergencies and financial mishaps define the insurance sector. Almost all American families seek to have a modicum of insurance to provide a solid backbone for their individual financial goals and alternative investment opportunities.

     First Insurance believes by coupling the services of First Brokerage and First Accounting with First Insurance, it has a competitive advantage by offering a full financial service experience that caters to the needs of the individual. Management believes that First Insurance will continue to grow as the Company promotes the idea of a "one-stop" solution for personal financial services.

Item 2.  Management's Discussion and Analysis

     This registration statement includes, without limitation, certain statements containing the words "believes", "anticipates", "estimates", "could", "plans to", and "predicts" and words of a similar nature, which constitute "forward-looking statements" meaning actual results could differ from projected or expected results. In particular, the statements herein regarding the Company's expansion plans and methods; the stabilization of business and its affect on revenues and expenses; the length of time the proceeds from the Company's stock offering and cash flow from operations will fund its planned operations; the effect that any possible change in the Net Capital Rule could have on the operations of the Company; the complete effect to the Company's operations if heavy stress is placed on the Company's computer systems or those of third parties on which it relies, the effect of name recognition associated with the Internet if Internet usage and online trading slow down; the complete effect on the business if the trading market experiences an unforeseen change; the effects on the operations of the Company if the Company experiences any sort of trouble with its clearing firm(s); the effects on the operations of the Company if the Company were to lose the services of any of its officers or directors or a conflict among employees arose; the readiness of the Company for the change to the Year 2000 and the readiness of third party's on whom the Company relies; the effect a breach in customer security could have; the effect on the operations of the Company if it is unable to adapt to changing technology; the accomplishment of advertising goals for the First Accounting subsidiary; the consistency of the bookkeeping and accounting industries and its effect on the revenue and expenses of the First Accounting subsidiary; the role bookkeeping has in the success of a financial firm and the growth the industry will face if and when expanded to the Internet; the percentage of operating revenue to be generated by personal and corporate accounting services; the effect on the First Accounting subsidiary's operations if businesses and individuals rely more and more on do it yourself software and services; the effect a possible flat tax rate could have on the First Accounting subsidiary's operations; and the effect a possible

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misinterpretation of new policies or lack of awareness could have on operation are forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. The Company's actual results may differ significantly from management's expectations.

Introduction
------------

     The Company is a holding company with three operating subsidiaries: 1st Discount Brokerage, Inc., 1st Discount
Insurance, Inc., and Corporate Accounting Group, Inc.

     First Brokerage is a broker-dealer registered with the SEC, the NASD and 48 continental states. First Brokerage has pending registration in the remaining states. First Brokerage provides retail discount securities brokerage and related investment/portfolio management counseling services. First Brokerage makes extensive use of a variety of electronic media, including the Internet, to service individual investors throughout the United States and internationally.

     First Insurance provides annuity, life, and health insurance products to complement and augment the needs of brokerage and non-brokerage clientele.

     First Accounting is an accounting and tax preparation service company providing these services to individuals and businesses while complementing the needs of First Brokerage's and First Insurance's clientele.

     In addition to continuing the existing marketing strategy for the three entities, the Company also plans to expand its business and operations by transferring current clientele to the Internet, expanding marketing strategies, and purchasing Internet market share from existing competitive online brokers and accounting clients from existing bookkeeping and tax preparation firms.

First Brokerage - Year-to-Year Comparison
-----------------------------------------

First Three Quarters 1999
=========================

     First Brokerage's revenue for the first three fiscal quarters of 1999 was $4,993,635, an increase of 678.9% over the first three quarters during the 1998 fiscal year. First Brokerage's comparative revenue during that period was $641,166. Approximately 90% of this increase is due to the three institutional customers in Germany. First Brokerage as of March 31, 1999 had already surpassed the revenue grossed during all of the year-end 1998. Significant growth and marketing strategies have acted as the impetus for First Brokerage's expansion. First Brokerage's revenue accounted for 97.2% of the Company's total revenues during the first three fiscal quarters of 1999.

     In addition to the significant growth in revenue, expenses have also increased as First Brokerage has grown. Expenses during the first three fiscal quarters of 1999 were $4,472,058 compared to $642,018 during the first three quarters of fiscal year 1998.

     First Brokerage's overall growth has been the primary impetus for net income to rise to $291,018 during the first three quarters of 1999 as compared to net income of $21,615 in the same fiscal period during the year 1998.

Year-End 1998
=============

     First Brokerage's total revenue for the year ending December
31, 1998 was $1,069,021, a 69% increase over the reported revenues of $634,259 for the year ending December 31, 1997. Total revenue increased primarily as a result of an additional $626,087 in commission.

     The expansion of First Brokerage yielded an increase in commission revenue. First Brokerage has expanded to take on more institutional clientele and hire new financial consultants. In addition, the opening of a branch office in Germany expanded First Brokerage to include foreign investors in U.S. securities and services. Finally, the expansion of First Brokerage to include the Internet as a new source for clientele and financial services coupled with consistent technological upgrades has influenced trading revenue and growth.

     Although revenues have significantly increased with the expansion of the business, so have the expenses. Total expenses rose 98% from $545,990 for the year ending December 31, 1997 to $1,080,652 year ending December 31, 1998. Clearing and execution fees rose 96% from $42,464 in year ending December 31, 1997 to $83,420 in year ending December 31, 1998. In addition, the commissions, salaries, and benefits expense rose from $337,399 in year ending December 31, 1997 to $887,972 in year ending December 31, 1998, a change of 163%. Administrative and occupancy fees have risen to $81,775 in year ending December 31, 1998 from $29,927 during the previous year, a change of 173%.

     In the past year, First Brokerage has expanded its offices to facilitate the increase in clientele and employment growth. This has been the primary cause for the increase in administrative and occupancy expenses. Moreover, the increases in general purchases (i.e., paperwork, computer software & hardware and technical instrumentation) have been another facet of the increase in cost. The trading and execution expenses have risen due to an expansion of clientele and customer investment. Finally, the expenses associated with employment have risen as a result of the hiring of new financial consultants and administrative employees.

     Net income for the year ending December 31, 1998 was $(7,191), while in the year ending December 31, 1997, it was $88,269. The change in operating income yielded a net decrease in cash of $(119,366), finalizing the year-end cash and cash equivalents at a value of $121,698 for the year ending December 31, 1998. In general, First Brokerage's net income decreased due to an increase in operating expenses resulting from business expansion and future planning.

Liquidity
=========

     Since inception through April, 1999 the Company has financed its operations through earnings, capital infusions by the principal shareholder and sales of common stock. In April of 1999, the Company raised $998,000 through the sale of common stock. Cash and cash equivalents at December 31, 1998 were $121,698 as compared to $241,064 at December 31, 1997. The ratio of current assets to current liabilities was almost 1.6 to 1 at December 31, 1998, compared to 8.4 to 1 at December 31, 1997.

     Pursuant to the SEC's net capital rule, First Brokerage is currently required to maintain net capital of $50,000 and a ratio of aggregate indebtedness to net capital (the "net capital ratio") not to exceed 15 to 1. As of December 31, 1998, First Brokerage's net capital ratio was 1.08 to 1. SEC rules also prohibit "equity capital" (which, pursuant to the net capital rule includes the subordinated loans) from being withdrawn or cash dividends from being paid if First Brokerage's net capital ratio exceeds 10 to 1 or if it has less than the minimum required net capital.

     Net cash provided by operating activities was $(82,020) at year-end December 31, 1998 and $124,458 at year-end December 31, 1997. The decrease in cash flow was primarily a result of an increase in commission receivable from $(10,255) at year-end December 31, 1997 to $(225,237) at year-end December 31, 1998.

     Net cash used in investing activities was $26,701 during year-end December 31, 1998 and $(58,114) during year-end December
31, 1997. Net cash used in investing activities was primarily a result of purchasing additional computer systems, office equipment and leasehold improvements.

     Net cash provided by financing activities was $(64,047) in Year-end December 31, 1998 and $(16,254) in year-end December 31,
1997. The decrease in cash flows from financing activities was a result of capital contributions and distributions.

     Based on currently proposed plans and assumptions relating to the implementation of the Company's business plan, management believes that the proceeds from its stock offering, combined with cash flow from operations, will enable it to fund its planned operations through the first quarter of 2001.

Net Capital Rule
================

     As a registered broker-dealer and member of the NASD, First Brokerage is subject to the Net Capital Rule. The Net Capital Rule, which specifies minimum net capital requirements for registered brokers-dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in relatively liquid form. In general, net capital is defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and certain discretionary liabilities, and less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from conservatively valuing certain other assets. Among these deductions are adjustments, which reflect the possibility of a decline in the market value of an asset prior to disposition.

     Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies and ultimately could require the firm's liquidation. The Net Capital Rule prohibits payments of dividends, redemption of stock, the prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a shareholder, employee or affiliate, if the payment would reduce the firm's net capital below a certain level.

     The Net Capital Rule also provides that if the sum of the net capital withdrawals during a 30-day period exceeds 30% of the excess net capital, and the SEC concludes that the capital withdrawal may be detrimental to the financial integrity of the broker-dealer, the SEC may restrict any withdrawal of equity capital, or unsecured loans or advances to shareholders. In addition, the Net Capital Rule provides that the total outstanding principal amount of a broker-dealer's indebtedness under certain subordination agreements, the proceeds of which are included in its net capital, may not exceed 70% of the sum of the outstanding principal amount of all subordinated indebtedness included in net capital, par or stated value of capital stock, paid in capital in excess of par, retained earnings and other capital accounts for a period in excess of 90 days.

     A change in the Net Capital Rule, the imposition of new rules or any unusually large charge against net capital could limit First Brokerage's operations that require the intensive use of capital, such as the financing of client account balances, and also could restrict its ability to pay dividends, repay debt and repurchase shares of its outstanding stock. A significant operating loss or any unusually large charge against net capital could adversely affect its ability to expand or even maintain its present levels of business, which could harm business.

Possible Harms to Financial Condition
=====================================

     First Brokerage relies heavily on various electronic mediums, including, but not limited to, the internet, internal and third party computer systems and communication systems.
First Brokerage receives trade orders using the Internet and telephone. In addition, all trade orders are processed through U.S. Clearing Corp. (the "Clearing Firm"). This method of trading is primarily dependent on the consistency of the electronic systems supporting them. Heavy stress placed on these systems during peak trading times could cause First Brokerage's systems to operate at unacceptably low speeds or malfunction. Any significant degradation or failure of First Brokerage's computer and communication systems, those of the Clearing Firm, or any other systems in the trading process (e.g., online service providers, record keeping and data processing functions performed by third parties, and third-party software such as Internet browsers) could pose a threat to the timeliness of financial transactions. These delays could cause a moderate loss for First Brokerage's clientele and could subject First Brokerage to claims from clients for possible losses, including litigation claiming fraud or negligence. Management is in the process of creating operating redundancies in First Brokerage's systems and regularly conducting backups to protect against system failures. These systems and/or safeguards may not be sufficient in all circumstances.

     As a majority of First Brokerage's advertising and new basis for clientele is based on the Internet, the potential loss of certainty in the Internet for consumers may draw individuals back to the primary use of a traditional broker. Although First Brokerage offers a majority of financial services, name recognition without the use of the Internet could be detrimental to the expansion of the Company.

     In the normal course of business, the Company's activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

     The market itself can create a possible harm for the firm if an unforeseen change is drastic. An untimely shift in interest rates, inflation, unemployment, or any immediate scare or threat to consumer independence and monetary gain could prove to act as an impetus for investor withdrawal. A lack of faith in the market and its ability to grow, or a reduction in consumer spending could reduce individual investment, therefore reducing capital within the corporation.

     The reliability of the clearing firm is another facet of the transaction process that could be detrimental to the Company in the future. The possibility of misplaced trades, incomplete registration, and inconsistent account transfers due to First Brokerage's recent change in clearing firms could all prove to have an effect on the short-term liquidity of the corporation. In addition, there is no way to determine how current clientele will react to the delay in trading of their portfolios. This inconsistency could transcend into a loss of customer/broker relations that could harm the Company.

     The Company's success depends heavily on the work of William Corley, Chief Executive Officer, P. Jason Ling, Chief Financial Officer, Michael Graham, Chief Operating Officer, and Thomas Doll and Michael Fisher, Branch Managers. The loss of services of any of these employees could have an impact on the financial condition of the company. The replacement of these individuals could be a long and meticulous process that would delay daily services for an extended period of time.

     The plausibility of employee misconduct, while difficult to predict, is a considerable threat to the Company's growth and expansion. Currently, the corporation employs a small number of staff members in comparison to a majority of corporations. As a result, the compliance and work ethic of each individual is crucial to the day-to-day operations of the Company. A conflict could compromise the working environment and disrupt the definitive roles of each individual. The misguided use of confidential information or the possibility of an intentionally misplaced trade could compromise the integrity of the Company's operations.

     Because the Company depends to a very substantial degree upon the proper functioning of its computer systems, a failure of its systems to be Year 2000 compliant could harm its business. Failure of this kind could, for example, cause settlement of trades to fail, lead to incomplete or inaccurate accounting, recording, or processing of trades in securities and other assets, result in a generation of erroneous results, or give rise to uncertainty about our exposure to trading risks and our need for liquidity. If not remedied, potential risks include business interruption or shutdown, financial loss, regulatory actions, harm to our reputation, and legal liability.

     In addition, the Company depends upon the proper functioning of third-party computer and non-information technology systems. These parties include trading counter parties, financial intermediaries such as stock exchanges, depositories, clearing agencies, clearing houses, and commercial banks and vendors such as providers of telecommunication services and other utilities. If third parties with whom we interact have Year 2000 problems that are not remedied, the following problems could result:

     o in the case of vendors, a disruption of important services upon which we depend, such as telecommunications and electrical power failure;

     o in the case of third-party data providers, the receipt of inaccurate or out-of-date information that could impair our ability to perform critical data functions;

     o in the case of financial intermediaries such as exchanges and clearing agents, failed trade settlements could cause an inability to trade in certain markets and a disruption of funding flows;

     o in the case of banks and other lenders, the disruption of capital flows could potentially result in liquidity stress.

     Disruption or suspension of activity in the world's financial markets is also possible. Uncertainty about the success of remediation efforts generally may cause many market participants to reduce the level of their market activities temporarily as they assess the effectiveness of these efforts during a "phase-in" period beginning in late 1999. This in turn could result in a general reduction in trading and other market activities (and lost revenues) as well as reduced funding availability in late 1999 and early 2000. We cannot predict the impact that any reduction would have on our business.

     The market for electronic brokerage services over the Internet is infantile in its stage and rapid in its development. The compilation of technological change, client requirements, frequent services, product enhancements and introductions, and emerging industry standards give way to evolving marketing and financial costs. The maturation of this financial arena can render current technologies and services obsolete and unmarketable. Our future success depends, in part, on our ability to develop and use new technologies, adapt and respond to future changes in technology, and enhance our existing services. As a result of the financial aspect of the industry there is no guarantee that we can continue to pursue new opportunities or compete with the financial firms that have already claimed a definitive monetary stake within the industry.

     Customer security is another essential aspect of Internet trading. The growing information age of the Internet has opened a new arena for white-collar crime. Clients rely on the security of their financial condition as a high priority. A compromise of this magnitude could jeopardize the relationship of the client and firm and progress into more complicated issues with retention of customers and disclaimers. Security compromises could have an effect on the entire market and its potential to grow, which could harm our business.

First Accounting - Year-to-Year Comparison
------------------------------------------

First Three Quarters 1999
============================

     First Accounting's revenue during the first three fiscal quarters of 1999 was $135,840, a 11.3% gain in comparison to the first three quarters of fiscal year 1998, where such revenues were $122,099. General expansion and growth attributed to the increase in revenue.

     In addition to the growth in revenue, expenses have also increased as First Accounting has grown. Expenses during the first three fiscal quarters 1999 were $159,105, compared to $101,734, during the first three quarters of fiscal year 1998.

Year-End 1998
=============

     First Accounting's total revenue year ending December 31, 1998 was $151,565, a 22% decrease from the reported revenues for the year ending December 31, 1997, a value of $194,170. Total revenue decreased primarily due to a shift in business focus from tax preparation to the more stable, but less lucrative bookkeeping industry.

     First Accounting has yielded a constant source of revenue as First Accounting's clients are introduced to bookkeeping services and subsequently open brokerage accounts at First Brokerage. There have been no major changes in clientele or staff members. Our general revenue line-by-line depends heavily on our bookkeeping and personal and corporate tax revenue sectors.

    Although revenues have decreased over the past two years, expenses in proportion to revenue have also decreased. Selling, general and administrative expenses during the year ending December 31, 1997 were $190,531 or 98.2% of the year's revenues. However, during the year ending December 31, 1998 expenses were $130,417 or 86.1% of the year's total revenues. This decrease in expenses resulted in a profit in the year ending December 31, 1998 of $21,310 compared to a profit of $504 in the year ending December 31, 1997, a net increase of $20,806 or 4132%. Advertising has proportionally been one of the largest expenses the company has endured during the past two years, totaling approximately $35,000. We believe that we have accomplished our advertising goals and the expense is expected to decrease. In addition, the shared expenses between the subsidiaries have diminished variable individual expenses including, but not limited to, rent (although the comparison between the line by line rent expense has increased, proportional to square footage as a measure of office space, the expense decreased), administrative fixed costs, and general operating expenses. As a result, we believe that the consistency of the bookkeeping and accounting industries will continue to provide a stable source for corporate revenue while diminishing the general expenses an independent company would ordinarily bear.

Liquidity
=========

     The nature of the accounting industry has yielded a constant source of revenue over the past year. There have been no major changes in clientele or staff members. Recently, we have hired additional employees to assist with bookkeeping responsibilities and the upcoming fiscal period. Our general revenue depends heavily on our bookkeeping and personal and corporate tax revenue sectors.

     Bookkeeping during the year-end December 31, 1998 grossed $59,185 in revenues, approximately 39.1% of the total revenue for First Accounting. We believe that this is one of the most essential components of a successful financial firm and we also believe that there is a tremendous opportunity for company growth as this industry is expanded to the Internet.

     Personal and Corporate accounting services grossed $73,535 during the year-end December 31, 1998, or 48.6% of the total revenue. This is the primary function of the firm so it is expected that the operating revenue be generated in the majority by this sector.

Seasonality
===========

     First Accounting's tax preparation business is conducted predominantly in the months of February, March and April, when most individuals prepare their federal, state and local income tax returns. The corporation hires no additional seasonal employees and conducts 65% of its monetary business in these months.

Possible Harms to Financial Condition
=====================================

We conduct business traditionally in
independent sessions with clients. As technology is changing rapidly the notion of online tax services is spreading throughout the industry. This could pose a potential harm to our business as individuals begin to complete their taxes with self-sustaining and teaching programs and send them via the Internet.

     The current trend towards a flat tax rate has prompted a scare within the accounting arena. The market depends completely on tax preparation and the registration processes. The elimination of the current filing system for a more convenient and cost effective method could pose serious implications for the market for accounting services and could harm our business.

     The constant changes in the accounting standards and policies of the filing process give way to a plethora of possible harms. The misinterpretation of new policies, the absence of awareness for change of existing policies and policy negligence could compromise the integrity of the corporation. We depend heavily on our reputation as our customers provide a solid clientele base for our other financial services. In addition, policy malpractice could lead to lawsuits regarding negligence or jeopardize customer/accountant relations.

First Insurance
---------------

First Three Quarters 1999
=========================

     First Insurance's revenues for the first three fiscal quarters of 1999 were $11,768, an increase of 74.3% over the same fiscal period for the year-end 1998 when revenue totaled $6,755.

     First Insurance's expenses were slightly reduced.
During the first three quarters of fiscal year 1999, expenses were $6,179 a decrease of $6.3% in comparison to the same period during 1998, in which expenses were $6,590.

     In conjunction with the other financial services offered by the Company, First Insurance plays an insignificant role in the financial condition of the daily operations, accounting for approximately .5% of the first three quarters revenues.

Year-End 1998
=============

     First Insurance's revenue for the year ending December 31, 1998 was $24,612, which accounted for 2% of the Company's total revenue. This was a 27.2% decrease in revenue from the Company's First Insurance sector compared to the year ending December 31, 1997, in which reported revenue was $33,799 or approximately 4% of the Company's total revenue. The comparison details that First Insurance plays an immaterial role in the fiscal operations conducted by the three subsidiaries. In addition, the decrease in revenue is a result of the Company's change in business focus from insurance brokerage to securities brokerage.

     Selling, general and administrative expenses decreased from $33,544 in the year ending December 31, 1997 to $16,798 in the year ending December 31, 1998. This was a 50% decrease between the two years. First Insurance accounted for 4.4% of the Company's total expenses in the year ended December 31, 1997 and 1.4% for the year ended December 31, 1998.

Year 2000 Readiness
-------------------

     With the new millennium approaching, many institutions around the world are reviewing and modifying their computer systems to ensure that they are Year 2000 compliant. The issue, in general terms, is that many existing computer systems and microprocessors with data functions (including those in non-information technology equipment and systems) use only two digits to identify a year in the date field with the assumption that the first two digits of the year are always "19." Consequently, on January 1, 2000, computers that are not Year 2000 compliant may read the year as 1900. Systems that calculate, compare, or sort using the incorrect date may malfunction.

     The Company has conducted a multitude of Year 2000 compliance tests to ensure Company readiness and software compatibility. To date, the Company has spent $5,951 on Year 2000 compliance software and hardware and has budgeted an additional $25,000 for possible expenses during this period. While management believes the Company is in a firm position to cope with the transition, clientele are still skeptical with the readiness of the market itself. While the SEC has recently guaranteed a successful industry-wide Year 2000 compliance test of computer systems and readiness, management continues to monitor and review the issue. SEC Chairman Arthur Levitt stated that in a recent test more then 97% of the 260,000 expected results were successfully completed. Only four Year 2000 compliance errors were noted. In addition, management of the Company is completing a second test of the systems' Year 2000 compliance performance and will continue to modify or replace current software that may be vulnerable to the Year 2000 shift.

     The Company's Year 2000 Plan, which contains results of tests performed and the preparedness status, is attached to this Form 10-SB as Exhibit No. 99.0 and is incorporated herein by reference to such Year 2000 Plan.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company leases office space in good condition in the Lake Worth/Greenacres area of West Palm Beach, Florida. The address of the office is 5883 Lake Worth Rd., Lake Worth, Florida 33463. The Company also leases one office in Munich, Germany. The lease agreement in Lake Worth is for two suites totaling 3,080 sq. feet. The lease agreement was amended in May, 1999 with the addition of the second suite. There will not be a charge for the second suite during the first year, and the annual base rent will be $15,400.

In the second year, the annual rent will increase to $32,340.
There will be an annual rental increase of $1,540 during the third and fourth years. The lease terminates on October 31, 2002.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth certain information as of July 15, 1999, with respect to the beneficial ownership of the common stock by each officer and director of the Company, each person (or group of persons whose shares are required to be aggregated) known to the Company to be the beneficial owner of more than five percent (5%) of the common stock, and all such directors and executive officers of the Company as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as beneficially owned by them.

Title of    Name and Address       Amount & Nature     Percent of
Class       of Beneficial Owner    of Beneficial Owner  Class
---------------------------------------------------------------

Common    William H. & Rosa Corley<F1>  3,004,000<F2>    51.4%
          5883 Lake Worth Road
          Lake Worth, FL 33463

Common    Thomas Doll<F1>               1,140,000<F2>    19.5%
          5883 Lake Worth Road
          Lake Worth, FL 33463

Common    Michael J. Graham<F1>         439,000<F2><F4>   7.5%
          6271 Barton Creek Ct.
          Lake Worth, FL 33463

Common    Philip Jason Ling<F1>         145,000<F2><F5>   2.5%
          7385 Nautica Way
          Lake Worth, FL  33467

Common    Michael Fisher<F1>            41,000<F2><F6>    <F3>
          2301 S. Congress #322
          Boynton Beach, FL 33426

<F1> An officer and/or director of the Company.
<F2> These shares are restricted.
<F3> Less than one percent.
<F4> Additionally, options to purchase 90,000 shares of common stock at $1.00 per share vesting June 30, 2000 were granted on July 1, 1999.
<F5> Additionally, options to purchase 150,000 shares of common stock at $1.00 per share vesting 20%/year were granted on July 1, 1999. This figure includes the initial thirty thousand option shares that may be exercised January 1, 2000.
<F6> Additionally, options to purchase 200,000 shares of common stock at $1.00 per share vesting 20%/year were granted on July 1, 1999. This figure includes the initial forty thousand option shares that may be exercised January 1, 2000.

CHANGES IN CONTROL

     The Company has no arrangements which might result in a change in control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS

     The following table sets forth the directors and executive officers of the Company, their ages, and all positions with the Company.

Name                       Age     Positions
---------------------------------------------------------------

William H. Corley, Jr.     38      Chief Executive Officer,
                                   President and Director
Philip Jason Ling          31      Chief Financial Officer and
                                   Director
Michael James Graham       34      Chief Operating Officer,
                                   Vice President and Director
Michael Raymond Cornell
Fisher                     37      Director

Thomas Doll                36      Director

     William H. Corley, Jr. is the founder, Chief Executive Officer, President and a director of the Company. He started his career with Bankers Life and Casualty, a Chicago-based life insurance company, and obtained the Series 218 life and health license. Later, he obtained the Series 7 license for dealing in registered securities, and the Series 63 license permitting transactions in all 50 states. In 1986, Mr. Corley became president and chief executive officer of Corley Financial Services, a full service brokerage firm with membership in the National Association of Securities Dealers. He also obtained the Series 24 general securities principal license which permits management of other licensed stockbrokers, the Series 27 license as a financial and operations principal which permits filing of financial statements for a brokerage firm, and the Series 53 license as a municipal bonds principal.

     In 1989, Mr. Corley relocated to New York City as a vice president for Global America on Wall Street. Soon afterward, he was promoted to senior vice president. When the firm ceased operations, he accepted a position with J.W. Charles Financial Services in Boca Raton with a mandate to develop a European equity and bond institutional division. The new activity ultimately centered on the banking community in Switzerland, plus other major financial centers of Europe. Four years later, in January of 1993, Mr. Corley joined Merrill Lynch as a Vice President. As in prior assignments with other companies, he built up a significant business and earned the President's Club Award. Mr. Corley remained at Merrill Lynch until December, 1994 when he joined Morgan Stanley Dean Witter as a Senior Vice President. In July, 1995 Mr. Corley founded what is currently known as 1st Discount Brokerage, Inc.

     Mr. Corley earned a bachelor of science degree in Business
Administration from Palm Beach Atlantic College, a Master of Arts from Louisiana Baptist University, and is listed in the Who's Who in the South-Southeastern United States.

     Philip Jason Ling is a founder of the Company, and is Chief Financial Officer and a director. Mr. Ling earned his bachelor of science in accounting from Fisher School of Accounting at the University of Florida in 1993. He became licensed as a certified public accountant by the state of Florida in 1996. From 1993 to 1996, Mr. Ling worked for Securities Consultants International LLC, a national securities/brokerage consulting firm. In 1996, he formed zum Tobel & Ling, LLP, a certified public accounting and consulting firm focusing on the securities industry. In 1998, he formed P. Jason Ling, CPA, P.A., a certified public accounting and consulting firm, once again focusing on the securities industry.

     Michael James Graham, is Chief Operating Officer and a director of the Company. Mr. Graham started his career as an accountant 12 years ago. He worked for DeRosa & DeRosa for three years, from 1987 to 1990, as a public accountant in New York. He is founder and has been president of Corporate Accounting Group, Inc., a subsidiary of the Company, since 1991. Mr. Graham also serves as the financial operations principal and a registered representative of 1st Discount Brokerage, Inc., a subsidiary of the Company. He earned a bachelor of arts degree in accounting from Stockton State College.

     Michael Raymond Cornell Fisher is a director of the Company. Mr. Fisher serves as a registered representative, since 1996, and became branch manager of 1st Discount Brokerage, Inc. in 1998. Mr. Fisher is also the founder and executive vice president of 1st Discount Insurance, Inc. He served in the ministry from 1993 until 1996. Mr. Fisher earned his bachelor of science degree in education from Palm Beach Atlantic College, where he currently serves on the board of directors, and a master of arts in education from Southwestern Baptist Theological Seminary.

     Thomas Doll is a director of the Company. He serves as a registered representative and branch manager of the Company's subsidiary, 1st Discount Brokerage, Inc.'s Munich, Germany office. He has been the branch manager since 1997. From 1992 to 1997, Mr. Doll was an assistant office manager of Hutzler Brokerage Agency in Munich. He earned a bachelor of science degree from University of Passau in economics.

ITEM 6.  EXECUTIVE COMPENSATION

     The following table sets forth the compensation received by the Company's President for the last three fiscal years. None of the other officers' compensation packages exceeded $100,000 per year.

                 SUMMARY COMPENSATION TABLE <F1>


Name and Principal               Annual Compensation
Position                 Year           Salary
----------------------------------------------------
William H. Corley, Jr.   1998           $50,750
CEO, President and       1997            71,023
Director                 1996             8,750

<F1> All columns which are inapplicable have been removed.


OPTIONS/SAR GRANTS

     There were no stock options or stock appreciation rights granted to the chief executive officer during the last fiscal year.

AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR END
OPTION/SAR VALUE TABLE

     Not applicable.

LONG TERM INCENTIVE PLANS

     There are no long term incentive plans in effect and therefore no awards have been given to any executive officer in the past year.

COMPENSATION OF DIRECTORS

     The Company pays no fees to members of the Company's Board of Directors for the performance of their duties as directors.
The Company has not established committees of the Board of Directors.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN
CONTROL ARRANGEMENTS

     The Company has executed employment contracts with its Chief Executive Officer, its Chief Operating Officer and its Chief Financial Officer. The contracts, which are attached to this registration statement as exhibits, are of a general nature for a one year period of time, which may be extended. Following is a summary of the base salary entitled to each officer pursuant to the terms of each agreement.

     Officer                     Position        Base Salary
     ----------------------------------------------------------

     William H. Corley, Jr.       CEO             $75,000
     Michael Graham               COO             $50,000
     P. Jason Ling                CFO             $24,000


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On July 1, 1999, the Company issued to P. Jason Ling, an officer and director of the Company, options to purchase 150,000 shares of common stock at $1.00 per share, vesting 20% per year and expiring ten years from the date of issuance. On July 1, 1999, the Company also issued to Michael Fisher, a director of the Company, options to purchase 200,000 shares of common stock at $1.00 per share, vesting 20% per year and expiring ten years from the date of issuance. The Company has also issued to Michael Graham, an officer and director of the Company, options to purchase 90,000 shares of common stock at $1.00 per share vesting June 30, 2000 and expiring 10 years from the date of issuance. The Company is in the process of preparing option agreements to formalize the issuance of such options. Such agreements, when completed and executed, will be filed as an exhibit to this registration statement in a follow up amendment.

     Other than as described above, there have been no material transactions in the past two years or proposed transactions to which the Company has been or proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities is involved.

     The Company has no promoters other than its executive
officers and directors.   There have been no other transactions
that have benefited or will benefit its executive officers and directors either directly or indirectly.

ITEM 8.  DESCRIPTION OF SECURITIES

     The Company is presently authorized to issue 100,000,000 shares of common stock, $.01 par value per share each of which is entitled to one vote per share on matters put to a vote of the shareholders. The Company presently has 5,777,,000 shares of common stock outstanding. The shareholders of the Company do not have a preemptive right to acquire the Company's unissued shares. There are no provisions, other than the articles and by-laws of the Company and the Florida Business Corporation Act, that govern the voting of the Company's shares. The Company has not to date paid any dividends on its common stock. There are no provisions, other than as may be set forth in the Florida Business Corporation Act, that prohibit or limit the payment of dividends. There are no provisions in the Company's articles or by-laws that would delay, defer or prevent a change in control of the Company.


                             PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

     The Company is voluntarily filing this Registration
Statement on Form 10-SB to obtain listing on the OTC Bulletin
Board, which requires all listed companies to be registered with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934 and to be current in its required filings once so registered.

     The Company has no public trading market for its common stock. Although the Company intends to seek a quotation for its common shares on the Over-the-Counter Bulletin Board in the future, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the OTC Bulletin Board or on some other exchange, that a trading market for the Company's stock will develop. There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder. There are presently 4,779,000 shares of common stock, which were issued in the acquisition of 1st Discount Brokerage, Corporate Accounting Group, and 1st Discount Insurance by the 1st Internet Group on February 25, 1999, and which may be sold in reliance upon Rule 144 of the Securities Act of 1933.

STOCKHOLDERS

     The are approximately 88 shareholders of record for the Company's common stock.

DIVIDENDS

     To date, the Company has not paid any dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. There are no provisions in the Company's articles of incorporation or by-laws that prevent or restrict the payment of dividends. As previously discussed in the Management's Discussion and Analysis section of this registration statement, the Net Capital Rule prohibits payments of dividends, among other things, if the payment will reduce the Company's net capital below a certain level. Dividend payments, if any, would be subject to the provisions of the Florida Business Corporation Act as well.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. None of the Company's officers, directors, or beneficial owners of 5% or more of the Company's outstanding securities is a party adverse to the Company nor do any of the foregoing individuals have a material interest adverse to the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

     The Company previously used the accounting services of zum Tobel & Ling, LLP, which declined to stand for reelection on January 5, 1999 because a partner in their firm joined our Company as Chief Financial Officer. Thus, according to generally accepted auditing standards, the firm was not independent of our Company and was prohibited from issuing an opinion on the financial statements. During the past two years, there were no disagreements of any sort with the accountants, nor did the financial statements contain a disclaimer of opinion or an adverse opinion. The change in accountant was approved by the Board of Directors.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     On February 25, 1999, the Company issued an aggregate of 4,779,000 shares of restricted common stock in exchange for all of the issued and outstanding stock in its three subsidiaries. Such shares were issued pursuant to Section 4(2) of the Securities Act of 1933. These securities were issued as follows:
3,604,000 shares to William H. Corley Jr. & Rosa Corley in exchange for one share of First Insurance, 1,000 shares of First Brokerage and 8,708 shares of First Accounting; 640,000 shares to Thomas Doll in exchange for 250 shares of First Brokerage;451,000 shares to Michael Graham in exchange for 6,425 shares of First Accounting; 72,000 shares to Steven Donchey in exchange for 1,024 shares of First Accounting; and 12,000 shares to Evelyn Hamilton in exchange for 25 shares of First Accounting and $10,250 in compensation. There were no underwriting discounts or commissions involved in the exchange of these securities. Further, there was no formal acquisition agreement. Each shareholder of First Brokerage, First Accounting and First Insurance executed a subscription letter for the exchange of such stock. Each of Messrs. Corley, Doll and Graham is accredited by virtue of his status as a director of the Company. Mr. Donchey and Ms. Hamilton were granted full access to all the books and records of the Company in order to make their investment decisions. Both are long-standing business associates of Mr. Corley, who determined their suitability as investors based on his knowledge of their experience in private placements.

     From March 7th through April 6th, 1999, the Company sold an aggregate of 998,000 shares of its common stock to a total of 80 investors at a sales price of $1.00 per share pursuant to an exemption from registration provided by Regulation D, Rule 504. At the time of this offering, the Company was neither a reporting company, investment company nor a blank check company; the Company did not advertise for or generally solicit investors; and the Company did not raise more than $1,000,000. These securities were sold for cash. There were no underwriting discounts or commissions involved in the sale of these securities.

     On July 1, 1999, the Company issued options to purchase common stock of the Company to nine of its employees, consisting of options to purchase an aggregate of 415,000 shares at $1.00 per share, vesting 20% per year; options to purchase 150,000 shares at $1.00 per share, vesting immediately; options to purchase 90,000 shares at $1.00 per share vesting June 30, 2000; and options to purchase 7,500 shares at $1.50 per share, vesting immediately. All such options expire ten years from the date of issuance and were issued pursuant to Section 4(2) of the Securities Act of 1933.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Subchapter 607.0850 of the Florida Business Corporation Act provides that officers and directors may be indemnified by the Company for any liability incurred by them while acting within the scope of their duties as officers and directors of the Company, except for acts of intentional misconduct or unlawfulness. The Company's by-laws provide that the Company shall indemnify all officers and directors to the fullest extent provided under Florida law. The Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, and is unenforceable.

     The Company's First Accounting subsidiary has a Tax
Preparers Error or Omissions Liability Insurance policy. No other
E&O insurance policies exist for the Company or its subsidiaries.

                             PART F/S

     The unaudited condensed, consolidated financial statements presented herein do not include all of the information and note disclosures required by generally accepted accounting principles. These condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto for the years ended December 31, 1998 and 1997. The accompanying financial statements for the period ended September 30, 1999 have not been examined by independent accountants in accordance with generally accepted auditing standards, but in the opinion of management such financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the Company's financial position and results of operations. The results of operations for the nine months ended September 30, 1999 may not be indicative of the results that may be expected for the year ending December 31, 1999.

             1st INTERNET GROUP, INC. AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                AND
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

            1st INTERNET GROUP, INC. AND SUBSIDIARIES
               CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                               AND
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)


                         TABLE OF CONTENTS


                                                            Page
                                                            ----

Report of Independent Certified Public Accountants           F-1

Consolidated Balance Sheets                                  F-2

Consolidated Statements of Income                            F-3

Consolidated Statements of Changes in Stockholders' Equity   F-4

Consolidated Statements of Cash Flows                        F-5

Notes to Consolidated Financial Statements                   F-6

        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors
1st Internet Group, Inc.

We have audited the accompanying consolidated balance sheet of 1st Internet Group, Inc., and Subsidiaries as of December 31, 1998, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain a reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of 1st Internet Group, Inc. and Subsidiaries as of December 31, 1998, and the results of its operations and cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.


                                    Sweeney, Gates & Co

March 22, 1999
Fort Lauderdale, Florida

          1st INTERNET GROUP, INC. AND SUBSIDIARIES
                 CONSOLIDATED BALANCE SHEETS


                                  December 31,      September 30,
                                      1998               1999
                                  ------------      ------------
                                                     (Unaudited)

ASSETS

  Current assets:
    Cash and cash equivalents     $    147,679      $    675,036
    Accounts receivable                250,281         1,706,662
    Prepaid expenses and other
      assets                                 -             3,364
                                  ------------      ------------
         Total current assets          397,960         2,385,062
                                  ------------      ------------

  Property and equipment, net of
    accumulated depreciation of
    $45,600 and $57,589                 40,574            89,161
  Restricted cash                       65,000           100,000
  Other assets                             508             7,581
                                  ------------      ------------

                                  $    504,042      $  2,581,804
                                  ============      ============

LIABILITIES AND STOCKHOLDERS'
EQUITY
  Current liabilities:
     Line of credit               $     22,500      $          -
     Current portion of long-
       term debt                        11,869            15,000
     Accounts payable and
       accrued expenses                 21,038            18,853
     Commissions payable               210,936           864,483
     Income taxes payable                    -           176,000
                                  ------------      ------------
          Total current
          liabilities                  266,343         1,074,336
                                  ------------      ------------

  Long-term debt, less current
    portion                              3,131                 -
                                  ------------      ------------

  Stockholders' Equity:
     Common stock, $.01 par
       value; 100,000,000 shares
       authorized; 4,768,750 and
       5,777,000 shares issued
       and outstanding                  47,688            57,770
     Additional paid-in capital        263,280         1,158,680
     Retained earnings (deficit)       (51,400)          291,018
                                  ------------      ------------

                                       259,568         1,507,468
     Subscription receivable           (25,000)                -
                                  ------------      ------------

          Total stockholders'
          equity                       234,568         1,507,468
                                  ------------      ------------

                                  $    504,042      $  2,581,804
                                  ============      ============


The accompanying notes are an integral part of these financial statements.

           1st INTERNET GROUP, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF INCOME

                                                                 Nine months
                             Year ended December 31,         ended September 30,
                           ---------------------------   --------------------------
                               1998           1997          1999            1998
                           -----------    ------------   -----------    -----------
                                                                 (Unaudited)
Revenue:
   First Brokerage         $ 1,069,021    $    634,259   $ 4,993,635    $   641,166
   First Accounting            151,565         194,170       135,840        122,099
   First Insurance              24,612          33,799        11,768          6,755
                           -----------    ------------   -----------    -----------

      Total revenue          1,245,198         862,228     5,141,243        770,020
                           -----------    ------------   -----------    -----------

Selling, general and
administrative expenses:
   First Brokerage           1,080,652         545,990     4,472,058        642,018
   First Accounting            130,417         190,531       159,105        101,734
   First Insurance              16,798          33,544         6,179          6,590
   Administrative                    -               -        89,175              -
                           -----------    ------------   -----------    -----------

      Total expenses         1,227,867         770,065     4,726,517        750,342
                           -----------    ------------   -----------    -----------

Income before other income
and (expense)                   17,331          92,163       414,726         19,678
                           -----------    ------------   -----------    -----------

Other income (expense):
   Interest and dividend
     income                      9,073           3,166        51,160          1,687
   Realized gain (loss)         (4,471)         (4,116)        1,132            250
                           -----------    ------------   -----------    -----------

   Total other income
     (expense)                   4,602            (950)       52,292          1,937
                           -----------    ------------   -----------    -----------

Net income before income
taxes                           21,933          91,213       467,018         21,615

Provision for income taxes           -               -       176,000              -
                           -----------    ------------   -----------    -----------

Net income                 $    21,933    $     91,213   $   291,018    $    21,615
                           ===========    ============   ===========    ===========

Pro forma information
(unaudited):
   Pro forma net income
     (Notes 3 and 8):
   Historical net income   $    21,933    $     91,213   $   291,018    $    21,615
   Pro forma provision for
     income taxes                6,400          34,000             -          6,300
                           -----------    ------------   -----------    -----------

   Pro forma net income    $    15,533    $     57,213   $   291,018    $    15,315
                           ===========    ============   ===========    ===========

   Pro forma per share
     data (Note 3):
   Net earnings per share
     - basic and diluted   $      0.00    $       0.01   $      0.05    $      0.00
                           ===========    ============   ===========    ===========

   Weighted average number
     of common shares
     outstanding - basic
     and diluted             4,182,083       4,128,750     5,491,956      4,128,750
                           ===========    ============   ===========    ===========

  The accompanying notes are an integral part of these financial statements.
                                     F-3

                1st INTERNET GROUP, INC. AND SUBSIDIARIES
             CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                        Additional
                                  Common stock           paid-in      Retained     Subscription
                               Stock        Amount       capital      (deficit)    receivable       Total
                            ----------    ---------    -----------    ---------    ----------    -----------
Balance, January 1, 1997     4,128,750    $  41,288    $   211,662    $ (58,224)   $        -    $   194,726

Capital contributions                -            -         44,390            -             -         44,390

Return of capital                    -            -        (23,754)           -             -        (23,754)

Net income                           -            -              -       91,213             -         91,213
                            ----------    ---------    -----------    ---------    ----------    -----------

Balance, December 31, 1997   4,128,750       41,288        232,298       32,989             -        306,575

Sale of stock                  640,000        6,400        118,600                    (25,000)       100,000

Return of capital                    -            -        (87,618)           -             -        (87,618)

Dividends                            -            -              -     (106,322)            -       (106,322)

Net income                           -            -              -       21,933             -         21,933
                            ----------    ---------    -----------    ---------    ----------    -----------

Balance, December 31, 1998   4,768,750       47,688        263,280      (51,400)      (25,000)       234,568

Dividends                                                               (51,368)                     (51,368)

Reclassification of S
  corporation accumulated
  losses                                                  (102,768)     102,768                            -

Receipt of subscription              -            -              -            -        25,000         25,000

Sale of stock                  998,000        9,980        988,020            -             -        998,000

Stock compensation              10,250          102         10,148            -             -         10,250

Net income (unaudited)               -            -              -      291,018             -        291,018
                            ----------    ---------    -----------    ---------    ----------    -----------

Balance, September 30, 1999
(unaudited)                  5,777,000    $  57,770    $ 1,158,680    $ 291,018    $        -    $ 1,507,468
                            ==========    =========    ===========    =========    ==========    ===========


     The accompanying notes are an integral part of these financial statements.
                                      F-4

                     1st INTERNET GROUP, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          Nine months ended
                                                    December 31,             September 30,
                                              ----------------------   ------------------------
                                                 1998         1997         1999         1998
                                              -----------  ---------   ------------  ----------
                                                                              (Unaudited)

Cash flows from operating activities:
Net income                                    $    21,933  $  91,213   $    291,018  $   21,615
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation                                 10,823     13,389         11,989       6,900
      Changes in assets and liabilities:
        Increase in receivables                  (226,284)   (15,624)    (1,456,381)   (198,812)
        Increase in employee advances                   -          -              -        (750)
        Increase in deposits                            -       (571)             -           -
        Decrease in securities inventory            4,126      8,486              -       4,126
        (Increase) decrease in prepaid expenses       677       (677)        (3,364)        677
        Increase in restricted cash               (50,000)         -        (35,000)          -
        (Increase) decrease in other assets           163          -         (7,073)        346
        Increase (decrease) in accounts payables
           and accrued expenses                    (7,817)    29,387          8,065     (24,473)
        Increase (decrease) in commissions
           payable                                198,546     12,390        653,547     182,610
        Increase in income taxes payable                -          -        176,000           -
                                              -----------  ---------   ------------  ----------
      Net cash provided by (used in)
         operations                               (47,833)   137,993       (361,199)     (7,761)
                                              -----------  ---------   ------------  ----------

Cash flows used for investing activities:
      Disposal of property and equipment           30,058          -              -         261
      Purchase of property and equipment                -    (59,761)       (60,576)     (1,625)
                                              -----------  ---------   ------------  ----------

      Net cash provided by (used in)
        investing activities                       30,058    (59,761)       (60,576)     (1,364)
                                              -----------  ---------   ------------  ----------

Cash flows from financing activities:
      Proceeds from debt                           22,500     22,566              -       7,500
      Payment of debt                             (10,774)   (71,386)       (22,500)     (5,893)
      Sale of stock                               100,000          -        998,000           -
      Receipt of subscription                           -          -         25,000           -
      Capital contributions                             -     44,390              -           -
      Return of capital                           (87,618)         -              -     (79,094)
      Dividends                                  (106,322)   (23,754)       (51,368)    (61,995)
                                              -----------  ---------   ------------  ----------

      Net cash used by financing activities       (82,214)   (28,184)       949,132    (139,482)
                                              -----------  ---------   ------------  ----------

Net increase (decrease) in cash                   (99,989)    50,048        527,357    (148,607)

Cash and cash equivalents at beginning of year    247,668    197,620        147,679     247,668
                                              -----------  ---------   ------------  ----------

Cash and cash equivalents at end of year      $   147,679  $ 247,668   $    675,036  $   99,061
                                              ===========  =========   ============  ==========

Supplemental disclosure of cash flow
 information:

      Cash paid for interest                  $     2,527  $   3,191   $      5,064  $    1,709
                                              ===========  =========   ============  ==========
      Cash paid for income taxes              $         -  $       -   $          -  $        -
                                              ===========  =========   ============  ==========

Supplemental disclosure of non-cash
  investing and financing activities:
                                              ===========  =========   ============  ==========
      Acquisition of subsidiaries through
        issuance of common stock              $         -  $       -   $    234,568  $        -
                                              ===========  =========   ============  ==========


The accompanying notes are integral part of these financial statements.
                                F-5

             1st INTERNET GROUP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                AND
    NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)


1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - 1st Internet Group, Inc. (the "Company") was formed on November 23, 1998, as a Florida corporation. The Company was inactive until February 25, 1999, when it became a holding company by acquiring all of the outstanding stock of three operating companies: 1st Discount Brokerage, Inc. ("First Brokerage"), 1st Discount Insurance, Inc. ("First Insurance") and Corporate Accounting Group, Inc. ("First Accounting"), on a stock for stock basis. Since all of the companies were under common ownership, the acquisitions have been accounted for in a manner similar to a pooling of interests (see Note 2). All three subsidiaries are Florida corporations.

First Brokerage is a broker dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. First Brokerage provides retail discount securities brokerage and related investment/portfolio management counseling services. First Brokerage has a branch office in Munich, Germany. First Insurance provides annuity and life insurance products to complement the needs of both First Brokerage and other clients. First Accounting is an accounting and tax preparation business, servicing the needs of First Brokerage, First Insurance and other clients.

Unaudited interim financial statements - The accompanying consolidated financial statements of the Company for the nine months ended September 30, 1999 and 1998 are unaudited, but, in the opinion of management, reflect adjustments all of which are of a normal recurring nature, necessary for the fair presentation of such financial statements in accordance with generally accepted accounting principles. The results of operations for an interim period are not necessarily indicative of results for a full year.

Basis of presentation and consolidation - The consolidated financial statements include the accounts of all entities mentioned above. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash equivalents - Cash equivalents are short term, liquid investments with an original maturity of three months or less and are carried at cost which approximates market value.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method and the declining balance method over the useful lives of the related assets.

Restricted cash - Restricted cash consists of funds on deposit with clearing firms, pursuant to the Brokerage's clearing agreements. The Company's agreement with J. W. Genesis, Inc. was terminated on November 19, 1999. The Company's agreement with U.
S. Clearing, Inc. includes required deposits ($65,000 and $100,000 at December 31, 1998 and September 30, 1999,
respectively) placed with the clearing firm, and a minimum net worth requirement of $250,000. This agreement may be cancelled by either party with a written ninety-day notice.

            1st INTERNET GROUP, INC. AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
          FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                AND
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    (continued)

Revenue recognition - First Brokerage's proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' security transactions and related commissions and expenses are reported on a settlement date basis. Related commission income and expenses are reported on a settlement date basis. First Insurance and First Accounting record revenue on the accrual basis of accounting, wherein revenue is recognized when earned.

Advertising costs - Advertising costs are charged to operations as incurred.

Income taxes - First Brokerage, First Insurance and First Accounting with the consent of its stockholders, separately elected to be an "S" corporation under the Internal Revenue Code during 1998 and 1997. First Brokerage terminated its S corporation election on December 1, 1998. First Insurance and First Accounting terminated their S corporation elections on January 1, 1999. All taxable income or loss flowed through to the stockholders of each company. Accordingly, no income tax expense or liability was recorded in the accompanying financial statements for 1998 and 1997.

During 1999, the Company provides for income taxes under the provisions of Statement of Financial Accounting Standard, No. 109, "Accounting for Income Taxes" ("SFAS 109"), which requires the asset and liability method of accounting for income taxes in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Earnings per share -The Company adopted the Financial Accounting Standards Board ("FASB") No. 128, "Earnings Per Share" ("SFAS No. 128"), for computing and presenting earnings per share. Since the Group has no potentially dilutive shares outstanding, earnings per share for both basic and diluted earnings per share are the same.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           1st INTERNET GROUP, INC. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
         FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                AND
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)


1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    (continued)

Impairment of long-lived assets - The Company evaluates the recoverability of its property and equipment, and other assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. No impairments were recognized during the years ended December 31, 1998 and 1997, and for the nine months ended September 30, 1999.

Comprehensive income - In June 1997, FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting and displaying of comprehensive income and its components in a full set of general-purpose financial statements. SFAS 130 is effective for financial statements for fiscal years beginning after December 15, 1997. Its adoption did not impact the Company's consolidated financial position, consolidated results of operations, or consolidated cash flows as the Company had no items of other comprehensive income during the years ended December 31, 1998 and 1997, or for the nine months ended September 30, 1999.

Recent accounting pronouncements - In June 1998, FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS 133, amended by SFAS 137, is effective for all fiscal quarters and all fiscal years beginning after June 15, 2000, with earlier application encouraged. The Company does not currently use derivative instruments and, therefore, does not expect that the adoption of SFAS 133 will have any impact on its financial position or results of operation.

In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA"), issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"), which provides guidance regarding when software developed or obtained for internal use should be capitalized.
SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The adoption of SOP No. 98-1 for the nine months ended September 30, 1999, did not have a material impact on the Company's financial position or results of operations.

In April 1998, the Accounting Standards Executive Committee of the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 requires that start-up costs, including organizational costs be expensed as incurred. The Company accepted early adoption of SOP 98-5 and expensed all start-up costs.

           1st INTERNET GROUP, INC. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
         FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                               AND
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

2.  ACQUISITIONS

On February 25, 1999, the Company became a holding company by acquiring all of the outstanding stock of three operating companies, First Brokerage, First Accounting and First Insurance, in a stock for stock exchange, wherein the Company issued 4,768,750 common shares of stock. All companies involved were under common control, and the majority stockholder of the Company was the majority stockholder of First Brokerage, First Accounting and First Insurance. Therefore, the acquisitions have been treated as purchases, and accounted for in a manner similar to a pooling of interests, and all periods presented have been restated to reflect the accounting treatment.


3.  PRO FORMA INFORMATION

Pro forma income tax

The objective of the unaudited pro forma income statement information is to show what the significant effects on the historical financial information might have been had the Company not been treated as an S corporation for income tax purposes. The pro forma adjustments reflect provisions for income taxes computed based upon statutory tax rates as if the Company had been subject to federal and state taxation during 1999, 1998 and 1997 (see Note 8).

Pro forma earnings per share

The objective of the unaudited pro forma earnings per share is to show earnings per share retroactively on the historical income statements in accordance with SFAS 128.

4.  RECEIVABLES FROM CLEARING FIRM AND OTHERS

The following represents receivables due to Brokerage by clearing firms and the receivable due to First Accounting:

          Account                December 31,     September 30,
          -------                    1998              1999
                                 ------------     ------------
                                                   (unaudited)

     Commissions due
         First Brokerage         $    243,867     $  1,596,099
     Receivables due First
         Accounting                     5,660            6,364
     Other                                754          104,199
                                 ------------     ------------
                                 $    250,281     $  1,706,662
                                 ============     ============

          1st INTERNET GROUP, INC. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                              AND
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

5.  PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                         December 31, September 30,   Useful
                             1998        1999          lives
                         -----------  ---------       -------
                                     (unaudited)

     Vehicle             $    20,600  $       -       5 years
     Computer equipment       29,983     48,854       5 years
     Software                      -     19,587       5 years
     Equipment                 8,907     24,374       5 years
     Furniture and
          fixtures            26,684     53,025       7 years
     Leasehold
          improvements             -        910       5 years
                         -----------  ---------
                              86,174    146,750

        Less:
        accumulated
        depreciation         (45,600)   (57,589)
                         -----------  ---------

                         $    40,574  $  89,161
                         ===========  =========

Depreciation expense was $10,823 and $13,389 for the years ended
December 31, 1998 and 1997, respectively, and $11,989 and $6,900 for the nine months ended September 30, 1999 and 1998, respectively.

6.  DEBT

At December 31, 1998, First Accounting owed $22,500 on a variable rate revolving line of credit to a bank. The revolving line of credit is due on demand, bears interest at 1.75% over the bank's announced prime rate, and is guaranteed by the Company's Chairman and CEO and the President of First Accounting, individually.

           1st INTERNET GROUP, INC. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                              AND
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

6.  DEBT (continued)

Long-term debt due the President of First Accounting was as follows:

                            December 31,      September 30
                                    1998              1999
                            ------------      ------------
                                                (unaudited)

    Notes payable, interest
       at 12%, due March
       2000                 $     15,000      $     15,000
                            ------------      ------------

                                  15,000            15,000
       Less:  current
        portion                  (11,869)          (15,000)
                            ------------      ------------

    Long-term debt          $      3,131      $          -
                            ============      ============

This note was paid in full in November of 1999.

Interest expense for the years ended December 31, 1998 and 1997 totaled $2,527 and $3,191,respectively, and $5,064 and $1,709 for the nine months ended September 30, 1999 and 1998, respectively.

7.  STOCKHOLDERS' EQUITY TRANSACTIONS

During 1998, the Company sold 640,000 shares of common stock to a commissioned salesman for $125,000. Of this amount $25,000 was not paid as of December 31, 1998, and was reflected as a subscription receivable. The $25,000 was paid during the first quarter 1999.

During 1998, two companies distributed capital that was charged to additional paid-in capital, offsetting capital contributed by the stockholders in prior years. The amounts were First Brokerage, $65,000, and First Accounting, $22,618. Additionally, during 1999 and 1998, $51,368 and $106,322, respectively, were paid in dividends.

As of June 30, 1999, the Company had completed the sale of 998,000 shares of common stock in a private placement for $1.00 per share.

On July 1, 1999, the Company granted options to purchase 662,500 shares of common stock to employees at $1 per share. Of the 662,500, 157,500 options vested on July 1, 1999 and 90,000 options will vest on June 30, 2000. The remainder of the options will vest 20% per year commencing January 1, 2000. The
Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. Accordingly, $10,250 of compensation expense has been recognized for its stock-based compensation plans for options issued to employees.

            1st INTERNET GROUP, INC. AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
          FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                               AND
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

8.  INCOME TAXES

Commencing December 1, 1998, First Brokerage elected to be taxed as a C corporation. However, the taxes for the one-month period were immaterial. Simultaneously, with the acquisition of First Accounting and First Insurance by the Company on February 25, 1999, First Accounting and First Insurance commenced being taxed as C corporations. Therefore, the tax provision provided for the nine months ended September 30, 1999, includes the Company and First Brokerage from January 1, 1999, and First Accounting and First Insurance from March 1, 1999, on a consolidated basis.

8.  INCOME TAXES (continued)

The provision for income taxes consisted of the following:

                      December 31,          September 30,
                     1998       1997       1999       1998
                   ---------  ---------  ---------  ---------
Current:                                      (unaudited)

  Federal          $       -  $       -  $ 159,000  $       -
  State                    -          -     17,000          -
                   ---------  ---------  ---------  ---------

Provision for
 income taxes      $       -  $       -  $ 176,000  $       -
                   =========  =========  =========  =========

A reconciliation of the statutory federal income tax rate of the Company's effective tax rate is as follows:

                      December 31,          September 30,
                     1998       1997       1999       1998
                   ---------  ---------  ---------  ---------
                                             (unaudited)

Statutory federal
  income tax rate       0.0%       0.0%      34.0%       0.0%
State income taxes,
  net of federal
  benefits              0.0%       0.0%       3.6%       0.0%
                   ---------  ---------  ---------  ---------

Effective tax rate      0.0%       0.0%      37.6%       0.0%
                   =========  =========  =========  =========

Deferred taxes for the above periods were immaterial.

The unaudited pro forma income tax calculation for the two years ended December 31, 1998 and 1997, and for the nine months ended September 30, 1998, was prepared as if the Company did not elect to be taxed as an S corporation and instead consolidated for tax purposes. The unaudited pro forma income tax calculations presented for the nine months ended September 30, 1999, includes Accounting and Insurance as if they elected not to be taxed as an S corporation commencing January 1, 1999, and instead were taxed on a consolidated basis with the Company.

           1st INTERNET GROUP, INC. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                               AND
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)


8.  INCOME TAXES (continued)

The pro forma provisions for income taxes consisted of the following:

                      December 31,          September 30,
                     1998       1997       1999       1998
                   ---------  ---------  ---------  ---------
Current:                                      (unaudited)

  Federal          $   5,500  $  31,000  $ 159,000  $   5,400
  State                  900      3,000     17,000        900
                   ---------  ---------  ---------  ---------

Provision for
income taxes       $   6,400  $  34,000  $ 176,000  $   6,300
                   =========  =========  =========  =========

A reconciliation of the pro forma statutory federal income tax rate to the Company's effective tax rate is as follows:

                      December 31,          September 30,
                     1998       1997       1999       1998
                   ---------  ---------  ---------  ---------
                                             (unaudited)

Statutory federal
 income tax rate       25.0%      34.0%      34.0%      25.0%
State income taxes,
 net of federal
 benefits               4.0%       3.6%       3.6%       4.0%
                   ---------  ---------  ---------  ---------

Effective tax rate     29.0%      37.6%      37.6%      29.0%
                   =========  =========  =========  =========

Deferred taxes for the pro forma periods were immaterial.

9. BROKER-DEALER REGULATIONS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, First Brokerage is required to maintain a minimum net capital, as defined under such provisions. At December 31, 1998 and September 30, 1999, First Brokerage maintained net capital that complied with the minimum net capital provisions of the rule.


10.  OFF BALANCE SHEET RISK AND CONCENTRATION OF BUSINESS

In the normal course of business, First Brokerage executes securities transactions. These activities expose First Brokerage to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

          1st INTERNET GROUP, INC. AND SUBSIDIARIES
    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                            AND
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

10.  OFF BALANCE SHEET RISK AND CONCENTRATION OF BUSINESS

Securities transactions are recorded on the settlement date, generally three business days after the trade date. Should a customer or broker fail to deliver cash or securities as agreed, First Brokerage may be required to purchase or sell securities at unfavorable market prices.

During the twelve months ended December 31, 1998 and nine months ended September 30, 1999, three German institutional customers accounted for approximately 40% and 80% of First Brokerage's business, respectively. The German branch office, managed by a stockholder of the Company, services the customers.

11.  SEGMENT REPORTING

The following table presents financial information regarding the Company's different industry segments as of and for the years ended December 31:

                              1998
                              ----

                   First       First       First
                 Brokerage  Accounting   Insurance  Consolidated
               -----------  ---------   ----------   -----------

Revenue        $ 1,069,021  $ 151,565   $   24,612   $ 1,245,198
Operating
 income (loss)     (11,631)    21,148        7,814        17,331
Depreciation         6,316      4,507            -        10,823
Capital
 expenditures            -          -            -             -
Identifiable
 assets            457,637     41,401        5,004       504,042


                              1997
                              ----

                   First       First       First
                 Brokerage  Accounting   Insurance  Consolidated
               -----------  ---------   ----------   -----------

Revenue        $   634,259  $ 194,170   $   33,799   $   862,228
Operating
 income             88,269      3,639          255        92,163
Depreciation         6,015      7,374            -        13,389
Capital
 expenditures       58,114      1,647            -        59,761
Identifiable
 assets            338,794     30,153        4,647       373,594

           1st INTERNET GROUP, INC. AND SUBSIDIARIES
    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                             AND
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

12.  LEASES

The Company has a lease, which expires October 31, 2002, for 3,080 square feet of office space in West Palm Beach, Florida. A rent concession of $15,400 for the first year is being allocated ratably over the remaining lease period. The minimum future rental payments under the non-cancelable operating lease as of September 30, 1999 are as follow:

                        Year ended December 31,

                        1999        $    3,850
                        2000            26,693
                        2001            33,367
                        2002            29,004

                             PART III

ITEMS 1 AND 2.   INDEX TO EXHIBITS AND DESCRIPTION

Exhibit
Number    Description
-------   -----------------------------------------------------
2.0       Amended Subscription Letter/Exchange of Stock-Graham
2.1       Amended Subscription Letter/Exchange of Stock-Hamilton
10.0      Incentive Stock Option Agreement - Fisher
10.1      Incentive Stock Option Agreement - Graham
10.2      Incentive Stock Option Agreement - Ling
27.0      Financial Data Schedule
99.0      Year 2000 Plan


                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            1st Internet Group, Inc.
                            (Registrant)

Date:  November 29, 1999    By:  /s/ WILLIAM H. CORLEY, JR.
                            --------------------------------
                            William H. Corley, Jr.
                            President, CEO and duly
                            authorized officer



                                45